Exhibit 8

                       [KPMG PEAT MARWICK LLP LETTERHEAD]

June 17, 1998

The Board of Directors
Security First Network Bank
3390 Peachtree Street, NE
Atlanta, GA 30326

Dear Members of Board:

     You have requested the opinion of KPMG Peat Marwick LLP ("KPMG") regarding certain federal income tax consequences resulting from the proposed holding company reorganization of Security First Network Bank ("SFNB"), as described below. Specifically, an opinion is requested regarding the qualification of the proposed holding company reorganization as a reorganization under section 368 of the Internal Revenue Code of 1986, as amended (the "Code") (hereinafter, all section references are to the Code unless otherwise indicated).

     You have submitted for our consideration certain facts and representations as to the proposed holding company reorganization, which are specifically described below, and a copy of the Second Amended and Restated Plan of Reorganization, dated March 9, 1998, by and among SFNB, Security First Technologies Corporation (the "Holding Company"), and New Security First Network Bank ("New Bank"), as amended by Amendment No. 1 dated June _, 1998 (the "Plan"), the Stock Purchase Agreement, dated March 9, 1998, by and among Royal Bank of Canada, RBC Holdings (Delaware) Inc. ("Buyer"), and SFNB, as amended by Amendment No. 1 dated June _, 1998 (the "Stock Purchase Agreement"), and the Common Stock Purchase and Option Agreement, dated March 9, 1998, by and between SFNB and Buyer, as amended by Amendment No. 1 dated June _, 1998 (the "Stock/Option Agreement", and collectively with the "Stock Purchase Agreement", the "Agreements").

     We have included below the Facts and Representations upon which KPMG will rely in the issuance of our opinion. We ask that you contact us immediately if any facts or representations are not entirely complete or accurate, as the incompleteness or inaccuracy could cause us to change our opinion. KPMG has not independently verified the completeness and accuracy of any of the following facts and representations.

FACTS

     SFNB is a publicly traded federal savings bank headquartered in Atlanta, Georgia. SFNB provides deposit and lending products and services to business and retail customers through its home office and Internet banking operations. SFNB was the first FDIC-insured financial institution to execute traditional banking services on the Internet. Through SFNB's Internet banking operations, customers can apply for accounts, access account information, transfer funds, pay bills, and conduct other banking activity from anywhere in the world over the Internet.

     The authorized capital stock of SFNB consists of (i) 25,000,000 shares of common stock, without par value ("SFNB Common Stock"), of which 10,487,245 shares were issued and outstanding as of December 31, 1997, and (ii) 2,500,000 shares of nonvoting preferred stock, without


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par value, of which 1,251,084 shares of Class A Preferred Stock ("SFNB Preferred
Stock") were issued and outstanding as of December 31, 1997. SFNB also has outstanding non-qualified stock options ("SFNB NQOs") exercisable into SFNB
Common Stock and incentive stock options ("SFNB ISOs") exercisable into SFNB Common Stock that were previously granted to directors, officers, and employees of SFNB and its subsidiary, S1 (described and defined below). As described below, SFNB also has outstanding options to acquire SFNB Common Stock that were granted in connection with its acquisition of Secureware, Inc. in November 1996, its acquisition of Solutions By Design, Inc. in November 1997, and that were granted to Buyer pursuant to the Stock/Option Agreement. SFNB has no other outstanding classes of stock or outstanding warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock of SFNB.

     Pursuant to the terms of the SFNB Preferred Stock, shares of SFNB Preferred Stock do not have any preference with respect to dividends over shares of SFNB Common Stock, but participate fully and equally, on a share for share basis, with shares of SFNB Common Stock, with respect to the payment of any and all dividends or other distributions (including liquidating distributions), whenever declared. In addition, shares of SFNB Preferred Stock are convertible into shares of SFNB Common Stock and a significant number of holders have exercised those conversion rights.

     Prior to May 23, 1996, SFNB was a wholly owned subsidiary of Cardinal Bancshares, Inc. ("Cardinal"). On May 23, 1996, Cardinal distributed all of the stock of SFNB to its shareholders in a nontaxable distribution pursuant to section 355 (the "Spinoff "). The Spinoff was undertaken to, among other things, facilitate a recapitalization of SFNB, and to provide SFNB with the requisite managerial expertise and capital structure to pursue its business plan.

     Immediately following the Spinoff, SFNB sold 967,884 shares of SFNB Common Stock and 1,637,832 shares of SFNB Preferred Stock for $6,000,000 cash. Shortly thereafter, SFNB sold 2,806,000 additional shares of SFNB Common Stock for $52,800,000 cash, net of offering expenses, in an underwritten public offering.

     Concurrent with the Spinoff and prior to the public offering, SFNB acquired Five Paces, Inc. ("Five Paces"), an unrelated Georgia corporation. In the acquisition, a wholly owned subsidiary of SFNB merged with and into Five Paces and the shareholders of Five Paces exchanged their Five Paces stock for 1,920,000 shares of SFNB Common Stock in a reorganization described in sections 368(a)(1)(A) and 368(a)(2)(E). Shortly thereafter, Five Paces amended its charter to change its name to Security First Technologies, Inc. ("S1"). S1 has continued Five Paces' historic business of developing software applications for on-line banking transactions. On November 4, 1996, Secureware, Inc. was merged with and into S1 in exchange for cash and options to acquire SFNB Common Stock (the "Secureware Shareholders SFNB Options").

     On August 4, 1997, SFNB sold 569,978 shares of SFNB Common Stock and 159,952 shares of SFNB Preferred Stock in a private placement for approximately $6,000,000.

     In November 1997, Solutions By Design, Inc., an unrelated Georgia corporation, was merged with and into S1 in exchange solely for SFNB Common Stock and options to acquire SFNB Common Stock (the "SBD Shareholders SFNB Options"). The merger was intended to qualify as a tax-free reorganization pursuant to sections 368(a)(1)(A) and 368(a)(2)(D). The acquisition of Solutions By Design, Inc. was for several valid corporate business purposes, none of which is related to the proposed holding company reorganization described in this opinion letter.

     On March 9, 1998, SFNB and Buyer entered into the Stock/Option Agreement. Pursuant to the Stock/Option Agreement, SFNB issued 92,593 shares of SFNB Common Stock to Buyer in a private placement at a price of $10.80 per share and granted Buyer four separate options (each, a "Buyer SFNB Option" and collectively, the "Buyer SFNB Options") to purchase an aggregate


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of $10 million in additional SFNB Common Stock.  The Buyer SFNB Options for $2.5
million of SFNB Common Stock are exercisable  during the following time periods:
(i) from the closing date under the Agreement (the "Closing Date") through the first business day 90 days after the Closing Date (the "First Option"), (ii) from the Closing Date to the first business day 270 days after the Closing Date (the "Second Option"), (iii) from the Closing Date to the first business day 450 days after the Closing Date (the "Third Option"), and (iv) from the Closing Date to the first business day 630 days after the Closing Date (the "Fourth Option"). The per share option price of each installment is $11.88, $13.07, $14.38, and $15.81, respectively. The Buyer SFNB Options terminate if the transactions pursuant to the Stock Purchase Agreement are not consummated. Collectively, the Buyer SFNB Options, the Secureware Shareholders SFNB Options, and the SBD Shareholders SFNB Options are referred to as the "SFNB Investment Options".

     SFNB is currently negotiating for the Holding Company to raise an additional $10 million in equity capital through the issuance to an unrelated third party of either approximately 1,000,000 shares of Holding Company Common Stock or approximately 1,000,000 shares of Holding Company Preferred Stock (the "Additional Equity Issuance").

     The proposed holding company reorganization, which is the subject of this opinion letter, is being undertaken pursuant to a requirement of the Office of Thrift Supervision and the FDIC to separate the banking and non-banking activities of SFNB. Pursuant to the Plan, the proposed holding company reorganization will involve the following steps.

1. SFNB has organized the Holding Company, a Delaware corporation which will be the ultimate holding company. SFNB will cause to be organized New Bank, a new federally chartered savings bank. The authorized capital stock of the Holding Company will consist of 40,000,000 shares of common stock, par value $0.01 per share ("Holding Company Common Stock"), and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 1,637,832 shares have been designated Series A Convertible Preferred Stock ("Holding Company Preferred Stock"). Other than the change in issuer, the Holding Company Common Stock and the Holding Company Preferred Stock will have substantially the same terms and conditions as the SFNB Common Stock and the SFNB Preferred Stock, respectively. In particular, the Holding Company Preferred Stock will be nonvoting and will have no preference over the Holding Company Common Stock with respect to dividends, but will participate fully and equally, on a share for share basis, with the Holding Company Common Stock, with respect to the payment of any and all dividends or other distributions (including liquidating distributions), whenever declared. The authorized capital stock of New Bank will consist of 1,000 shares of common stock ("New Bank Common Stock").

2. SFNB will transfer the "Acquired Assets" (as defined more specifically in the Agreement, but which generally include the assets of SFNB related to its banking business and which exclude the stock of S1, an intercompany accounts receivable due from S1 to SFNB (the "S1 Receivable"), and certain cash or cash equivalent assets) to its wholly owned subsidiary, New Bank. In exchange for the Acquired Assets, New Bank will (i) issue to SFNB 1,000 shares of New Bank Common Stock, and (ii) assume the "Acquired Liabilities" of SFNB (as defined more specifically in the Agreement, but which generally include the liabilities of SFNB related to its banking business). The transaction described in this step 2 is referred to herein as the "New Bank Subsidiary Formation".

3. SFNB will transfer all of the "Non-Banking Business Assets" (which include all of the assets of SFNB that are not Acquired Assets, including the stock of New Bank) to the Holding Company. In exchange for the Non-Banking Business Assets, Holding Company will (i) issue to SFNB a number of shares of Holding Company Common Stock and Holding Company Preferred Stock equal to the number of shares of SFNB Common Stock and SFNB


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     Preferred Stock then outstanding, and (ii) assume any remaining liabilities of SFNB (the "Non-Banking Business Liabilities").

4. Immediately after the transfer of the Non-Banking Business Assets to the Holding Company, SFNB will prepare and file a certificate of dissolution with the Office of Thrift Supervision after declaring a distribution to its shareholders of the shares of Holding Company Common Stock and Holding Company Preferred Stock issued in its name so that a share of Holding Company Common Stock or a share of Holding Company Preferred Stock will be distributed in exchange for each outstanding share of SFNB Common Stock or SFNB Preferred Stock, respectively. SFNB will immediately thereafter dissolve and cease to exist. The transactions described in step 3 and step 4 are collectively referred to herein as the "Holding Company Formation".

     In addition, as part of the Holding Company Formation, (i) non-qualified stock options to acquire Holding Company Common Stock ("Holding Company NQOs") will be substituted for the SFNB NQOs, (ii) incentive stock options to acquire Holding Company Common Stock ("Holding Company ISOs") will be substituted for SFNB ISOs, and (iii) the SFNB Investment Options will become exercisable (under the same terms and conditions) into an equal amount of shares of Holding Company Common Stock (the "Holding Company Investment Options").

     SFNB entered into the Agreement subsequent to its decision to undertake the Holding Company Formation. Pursuant to the terms of the Agreement, upon completion of the Holding Company Formation, the Holding Company will sell to Buyer all the outstanding shares of New Bank for an aggregate purchase price of $13,000,000, subject to adjustment pursuant to Section 1.2(b) of the Agreement (the "Sale"). Pursuant to Section 4.15 of the Agreement, SFNB and Buyer will make a section 338(h)(10) election with respect to the Sale.

REPRESENTATIONS

     You have also made the following additional representations to KPMG regarding the proposed transaction:

1. At the time of the Spinoff, SFNB had no plan or intention to undertake the Holding Company Formation (or similar transaction), the New Bank Subsidiary Formation (or similar transaction), the Sale, nor to otherwise dispose of any of its assets (other than in the ordinary course of business). The Spinoff was undertaken for several valid corporate business purposes, none of which is related to the Holding Company Formation, the New Bank Subsidiary Formation, or the Sale. Neither the Holding Company Formation, the New Bank Subsidiary Formation, nor the Sale is part of a plan that includes the Spinoff.

2. At the time of the acquisition of Five Paces, SFNB had no plan or intention to undertake the Holding Company Formation (or similar transaction) or to otherwise dispose of any of its assets (other than in the ordinary course of business). The acquisition of Five Paces was undertaken for several valid corporate business purposes, none of which is related to the Holding Company Formation. The Holding Company Formation is not part of a plan that includes the acquisition of Five Paces.

3. The Holding Company has no plan or intention to distribute the net proceeds from the Sale to its shareholders. Rather, the Holding Company will reinvest the net proceeds from the Sale in the business of S1.

4.   The fair market value of the Holding  Company  Common Stock and/or  Holding
     Company   Preferred  Stock  received  by  each  SFNB  shareholder  will  be approximately  equal to the fair


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     market  value  of  the  SFNB  Common  Stock  and/or  SFNB  Preferred  Stock
     surrendered in the Holding Company Formation.

5. There is no plan or intention by the shareholders of SFNB who own five percent or more of the stock of SFNB, and to the best of the knowledge of the management of SFNB, there is no plan or intention on the part of the remaining shareholders of SFNB to sell exchange, or otherwise dispose of any shares of Holding Company Common Stock and/or Holding Company Preferred Stock received in the Holding Company Formation.

6. Neither the Holding Company nor a person related to the Holding Company (nor any person acting on behalf of, as agent for, or as a nominee of the Holding Company or a person related to the Holding Company) has a plan or intention to reacquire any of the Holding Company Common Stock or the Holding Company Preferred Stock issued in the Holding Company Formation. For this purpose, a related person is as defined in section 1.368-1(e)(3).

7. SFNB will not have made any distributions to its stockholders nor redeemed any of its stock prior to, and in connection with, the Holding Company Formation, other than the distribution of Holding Company Common Stock and Holding Company Preferred Stock in dissolution of SFNB pursuant to the Holding Company Formation.

8. Immediately following the Holding Company Formation, the shareholders of SFNB will own all of the outstanding stock of the Holding Company and will own such stock solely by reason of their ownership of stock of SFNB immediately prior to the transaction.

9. The Holding Company has no plan or intention to issue additional shares of its stock following the Holding Company Formation, except through the exercise of the Holding Company NQOs, the Holding Company ISOs, the Holding Company Investment Options, or pursuant to the Additional Equity Issuance.

10. Immediately following the Holding Company Formation and the New Bank Subsidiary Formation, Holding Company and New Bank will, in the aggregate, possess the same assets and liabilities (except for assets used to pay expenses incurred in connection with the transactions) as those possessed by SFNB immediately prior to the Holding Company Formation and the New Bank Subsidiary Formation.

11. No dissenters' rights are available to holders of SFNB Common Stock or SFNB Preferred Stock in connection with the Holding Company Formation.

12. At the time of the Holding Company Formation, SFNB will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock of SFNB (other than the SFNB NQOs, the SFNB ISOs, and the SFNB Investment Options).

13. The Holding Company has no plan or intention to sell or otherwise dispose of any of the Non-Banking Business Assets of SFNB acquired in the transaction, except for dispositions made in the ordinary course of business and except for the disposition of the 1,000 shares of New Bank Common Stock in the Sale.

14. The liabilities of SFNB assumed by the Holding Company plus the liabilities, if any, to which the transferred Non-Banking Business Assets are subject were incurred by SFNB in the ordinary course of its business and are associated with the Non-Banking Business Assets transferred.



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15.  Following the  transaction,  S1 will continue the historic  business of S1.
     The gross assets and the net assets of the historic business of S1 represent at least 50 percent of the aggregate gross assets and the aggregate net assets, respectively, of S1 and New Bank. For this purpose, the historic business of S1 is that business that was conducted by S1 before SFNB had a plan or intention to undertake the Holding Company Formation (or similar transaction).

16. The Holding Company, SFNB, and the shareholders of SFNB will pay their respective expenses, if any, incurred in connection with the Holding Company Formation.

17. The total fair market value of the Non-Banking Business Assets of SFNB transferred to the Holding Company will equal or exceed the sum of the liabilities assumed by the Holding Company, plus the amount of liabilities, if any, to which the transferred NonBanking Business Assets are subject.

18. The total adjusted basis of the Non-Banking Business Assets of SFNB transferred to the Holding Company will equal or exceed the sum of the liabilities to be assumed by the Holding Company, plus the amount of liabilities, if any, to which the transferred Non-Banking-Related Assets are subject.

19. There is no intercompany indebtedness between SFNB and any member of the consolidated group of which SFNB is the common parent that will be transferred to or assumed by the Holding Company in the Holding Company Formation. Any balance that may exist in the S1 Receivable will be repaid by S1 immediately prior to the Holding Company Formation.

20. There is no material tax benefit to be derived by effecting the Sale following the proposed New Bank Subsidiary Formation and/or Holding Company Formation as compared to effecting the Sale without having first undertaken the proposed New Bank Subsidiary Formation and/or Holding Company Formation.

21. Following the Holding Company Formation, the Holding Company and S1 will comprise an affiliated group as defined in section 1504(a) and will file a federal consolidated tax return.

22. SFNB would have undertaken the Holding Company Formation and the New Bank Subsidiary Formation even if the Sale were not contemplated.

23. All shares of SFNB Preferred Stock outstanding were issued in exchange for cash.

24. The SFNB NQOs and SFNB ISOs and the Holding Company NQOs and Holding Company ISOs:

     a)   consist of nonqualified stock options and incentive stock options;

     b) are not and will not be actively traded on an established securities market, and

     c) are not and will not be transferred by the optionees other than by the laws of descent and distribution, and are exercisable, during his or her lifetime, only by the designated optionee.

1. The substitution of Holding Company NQOs for SFNB NQOs and Holding Company ISOs for SFNB ISOs does not increase the economic benefit to the optionees. In part, this means that the excess of the aggregate fair market value of the shares subject to the options over the aggregate option price and the ratio of the option price to stock fair market value before and after the substitution will not give the optionees benefits other than those provided in the SFNB NQOs and SFNB ISOs prior to the substitution.



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2.   The SFNB Investment  Options were acquired by the  optionholders  solely in exchange for property. The SFNB Investment Options were not received by the
     optionholders   as  compensation  for  services  and  not  subject  to  the provisions of section 83 or sections 421 through 424 and the regulations thereunder.

     Please sign below to confirm that KPMG may rely upon the above Facts and Representations and the information contained in the Plan and the Agreements, and amendments thereto, in the issuance of the opinion letter. Please return the signed letter to me and keep the copy for your files. If you have any questions, please do not hesitate to contact us.


Very truly yours,

/s/ Jerry M. Weil


KPMG Peat Marwick LLP

Jerry M. Weil
Partner/Tax


cc:      Stuart Stein